Exhibit E-12

Exhibit E-12

Eidos plc 2002 Annual General Meeting
Completing your Form of Proxy

The Company’s Annual General Meeting will be held at 12.00 noon on Tuesday, 3 December 2002 at Wimbledon Bridge House,1 Hartfield Road, Wimbledon, London SW19 3RU. Your Notice of the 2002 Annual General Meeting is enclosed.

i. If you wish to appoint one or more other person(s) as your proxy, please insert their name(s) and address(es), initial the insertion and strike out the words “the Chairman of the Meeting”. A proxy need not be a member of the Company. The appointment of a proxy will not preclude you from attending and voting at the Meeting (in substitution for your proxy vote) should you subsequently decide to do so.

ii. Please indicate with an “X” in the appropriate box how you wish your votes to be cast. Unless otherwise instructed the proxy will exercise his/her discretion as to whether and how he/she will vote on the resolutions and on any other business (including amendments to resolutions) which may come before the Meeting.

iii. This Form of Proxy must, in the case of an individual, be signed by the appointor or his/her attorney or, in the case of a corporation, be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer or, if it is subject to the Companies Act 1985 (as amended), in accordance with Section 36A thereof.

iv. To be valid, this Form of Proxy and any power of attorney or other authority under which it is executed (or a duly notarised copy thereof), must be lodged with the Company’s Registrar, Computershare Investor Services PLC, PO Box 1075, Bristol BS99 3FA not less than 48 hours before the time appointed for the Meeting or adjourned Meeting.

v. In the case of joint shareholders, the vote of the first named who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

vi. Any alteration to this Form of Proxy must be initialled by the person(s) under whose hand it is signed or executed.

Exhibit E-12

Eidos plc 2002 Annual General Meeting
Form of Proxy

I/We, the undersigned, being (a) member(s) of Eidos plc hereby appoint the Chairman of the Meeting or
(see note 1)
as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 12.00 noon on Tuesday, 3 December 2002 and at any adjournment thereof.

I/We request such proxy to vote on the following resolutions as indicated below (see Note ii).
(see Note i)

Proposed resolutions:	For	Against	Abstain

1. To receive and adopt the Report and Accounts for the 15 month period ended 30 June 2002

2. To approve the Report on Directors’ Remuneration

3. To elect Mr John van Kuffeler as a director*

4. To re-elect Mr Jeremy Heath-Smith as a director

5. To re-elect Mr Ian Livingstone as a director

6. To re-elect Mr Michael McGarvey as a director

7. To re-appoint KPMG Audit Plc as auditors and to authorise the directors to determine their remuneration

8. To authorise the directors to allot securities

9. To authorise the directors to disapply pre-emption rights

10. To authorise the Company to make market purchases of its own shares

11. To amend the Company’s Articles of Association

* A member of the Remuneration Committee
Resolutions 1 to 8 and 10 above are each proposed as an Ordinary Resolution.
Resolutions 9 and 11 are each proposed as a Special Resolution.

Signature	Date	2002
Company Seal (see Note iii)

Exhibit E-12